Exhibit 99.1

NewsRelease

TransCanada Establishes
At-The-Market Equity Program

CALGARY, Alberta - June 26, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or Company) today announced that it has established an at-the-market equity program (ATM Program) that allows the Company to issue common shares from treasury (Common Shares) having an aggregate gross sales price of up to $1.0 billion or its U.S. equivalent, to the public from time to time, at the Company’s discretion, at the prevailing market price when sold through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or on any other existing trading market for the Common Shares in Canada or the United States. The ATM Program, which is effective for a 25-month period, will be activated at the Company’s discretion if and as required based on the spend profile of TransCanada’s capital program and relative cost of other funding options.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated June 26, 2017 (Equity Distribution Agreement) with TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC (collectively, the Agents).

Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions on the TSX, the NYSE or on any other existing trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. The ATM Offering is being made pursuant to a prospectus supplement dated June 26, 2017 to the Company’s Canadian short form base shelf prospectus and U.S. shelf registration statement on Form F-10, each dated June 23, 2017. The Canadian prospectus supplement together with the base shelf prospectus are available on the SEDAR website at www.sedar.com. The U.S. prospectus supplement together with the U.S. base shelf prospectus and the Registration Statement will be available on EDGAR at www.sec.gov. Alternatively, the Agents will send the Canadian or U.S. prospectus supplement (together with the applicable base shelf prospectus) upon request by contacting (i) in Canada, from TD Securities Inc., email: sdcconfirms@td.com, telephone: 289-360-2009, or (ii) in the United States, from TD Securities (USA) LLC, telephone: 212-827-7392, and from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, telephone: 905-791-3151 Ext 4312, email: torbramwarehouse@datagroup.ca, and from J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204, email: prospectus-eq_fi@jpmchase.com.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any jurisdiction.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North

Exhibit 99.1

America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 4, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522